

13030952

AB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34867

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Huntington Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street, Seventh Floor
(No. and Street)

Columbus (City) Ohio (State) 43287 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melanie K. M. Johnson (614) 480-5150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Suite 1400, 180 East Broad Street (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VP 3/14/13

OATH OR AFFIRMATION

I, Melanie K. M. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Huntington Investment Company, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARIAL SEAL
STATE OF OHIO

SHELLEY A. SNYDER
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Franklin County
My Comm. Exp. 2/3/18

Notary Public

Melanie KM Johnson
Signature

Vice President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte

The Huntington Investment Company

(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

Statement of Financial Condition as of December 31, 2012, and Independent Auditors' Report

The Huntington Investment Company

(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

Statement of Financial Condition
as of December 31, 2012, and
Independent Auditors' Report

File Pursuant to Rule 17a-5(e)(3) as a **PUBLIC** DOCUMENT SEC File Number 8-34867

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

DATE — December 31, 2012

The Huntington Investment Company
(Name of Respondent)

41 S. High Street, Columbus, OH 43287
(Address of principal executive office)

Steven Dahlke
The Huntington Investment Company
41 S. High Street
Columbus, OH 43287
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

THE HUNTINGTON INVESTMENT COMPANY
(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2012:	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3–8

Deloitte.

Deloitte & Touche LLP
180 E. Broad Street
Suite 1400
Columbus, OH 43215-3763
USA

Tel: +1 614 221 1000
Fax: +1 614 229 4647
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
The Huntington Investment Company
Columbus, Ohio

We have audited the accompanying statement of financial condition of The Huntington Investment Company (the "Company"), a wholly owned subsidiary of Huntington Bancshares Incorporated, as of December 31, 2012, and related notes (the "financial statement") that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant account estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Huntington Investment Company at December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2013

THE HUNTINGTON INVESTMENT COMPANY
(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,186,972
CASH SEGREGATED FOR REGULATORY PURPOSES	816,027
SECURITIES OWNED — At fair value	53,203,155
DEPOSIT WITH CLEARING BROKER-DEALER	50,000
RECEIVABLES FROM BROKERS, DEALERS AND OTHERS	4,339,430
NET DEFERRED TAX ASSETS	3,103,062
OTHER ASSETS	532,726
TOTAL	$ 63,231,372

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to brokers or dealers	$ 13,159,828
Accrued personnel expenses	6,330,856
Payable to affiliate	3,539,322
Other accrued expenses and liabilities	1,638,352
Total liabilities	24,668,358
STOCKHOLDER'S EQUITY:	
Common stock without par value and additional paid-in capital — 750 shares authorized; 625 shares issued and outstanding	15,377,198
Retained earnings	23,185,816
Total stockholder's equity	38,563,014
TOTAL	$ 63,231,372

See notes to statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — The Huntington Investment Company (HIC or the "Company") is a wholly owned subsidiary of Huntington Bancshares Incorporated (HBI). HIC is primarily engaged in the retail investments business and is registered with the U.S. Securities and Exchange Commission (SEC) as an introducing securities broker-dealer under the Securities Exchange Act of 1934. HIC is a member of the Financial Industry Regulatory Authority and is a member of the Securities Investor Protection Corporation. HIC is also an SEC-registered investment adviser. Other services offered by HIC include institutional sales and trading of securities, public finance, and investment banking.

HIC does not hold customer funds or securities. National Financial Services LLC (NFS) clears HIC's securities transactions and carries the accounts on a fully disclosed basis as customers of NFS.

Basis of Presentation — The accompanying financial statements include the accounts of HIC and have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Securities Transactions — HIC's security transactions are recorded on a trade-date basis.

HIC guarantees the collection of all margin account balances held by NFS for the benefit of its customers. HIC is responsible for payment to NFS for any loss, liability, damage, cost, or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by NFS as of December 31, 2012, was $1,996,305. In the event of any customer default, HIC has rights to the underlying collateral provided. Considering the existence of sufficient underlying collateral and the negligible credit losses, HIC has no material exposure under the margin account guarantees and, therefore, has no recorded loss reserve.

Revenue Recognition — HIC's security transactions and related commission revenue and clearing expenses are recorded on a trade-date basis.

Revenues received for promoting and distributing mutual funds are generally based on average daily net asset balances.

Revenue received for underwriting fees are recorded based on underwriter's estimate and adjusted upon settlement to actual.

Fair Value Measurement — HIC's financial instruments, such as cash and cash equivalents, securities owned, and securities sold, not yet purchased are carried at fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level valuation hierarchy was established for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Financial instruments are considered Level 3 when values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

See Note 4 for more information regarding fair value measurements.

Share-Based Compensation — Certain employees of HIC participate in the HBI share-based compensation plans. HIC follows the fair value recognition provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718, *Compensation — Stock Compensation*, for awards to HIC employees in the HBI share-based compensation plans. Share-based compensation is recorded in personnel expenses in the accompanying statement of income.

Transactions with Related Parties — In the normal course of business, we may enter into transactions with various related parties. These transactions occur at prevailing market rates and terms.

Recently Issued Accounting Pronouncements — ASU 2011-04 — Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The ASU amends Topic 820 to add both additional clarifications to existing fair value measurement and disclosure requirements and changes to existing principles and disclosure guidance. Clarifications were made to the relevancy of the highest and best use valuation concept, measurement of an instrument classified in an entity's shareholder's equity and disclosure of quantitative information about the unobservable inputs for level 3 fair value measurements. Changes to existing principles and disclosures included measurement of financial instruments managed within a portfolio, the application of premiums and discounts in fair value measurement, and additional disclosures related to fair value measurements. The updated guidance was effective for our annual financial statements for 2012 (See Note 4). The amendments did not have a material impact on Huntington Investment Company's Financial Statements.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in banks and deposits with The Huntington National Bank (HNB), which can be liquidated without prior notice or penalty. Cash in the amount of $1,134,256 was held in HNB deposit accounts at December 31, 2012, which exceeds the amount covered by the Federal Deposit Insurance Corporation ("FDIC") deposit insurance.

3. CASH SEGREGATED FOR REGULATORY PURPOSES

Cash of $816,027 has been segregated in reserve bank accounts with HNB for the exclusive benefit of customers required by Rule 15c3-3 under the Securities Exchange Act of 1934. This amount exceeds the amount covered by the Federal Deposit Insurance Corporation ("FDIC") deposit insurance

4. SECURITIES OWNED

A summary of HIC's securities owned, measured at fair value on a recurring basis, as of December 31, 2012, is as follows:

	Fair Value Measurements at Reporting Date Using		
Security	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Total**
Money market mutual funds	$ 37,727,829	$ -	$37,727,829
State and municipal government	-	15,217,855	15,217,855
Certificates of deposit	-	176,830	176,830
Corporate	-	80,641	80,641
Total	$ 37,727,829	$ 15,475,326	$53,203,155

The cost of HIC's securities owned is lent to the Company by NFS. Interest expense is paid to NFS based on the daily outstanding balance owed to NFS.

HIC follows the fair value accounting guidance under ASC 820, *Fair Value Measurements and Disclosures*.

The valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy is as follows:

Securities — Level 1 securities include money market mutual funds, which consist of investments with quoted prices in Huntington money market mutual funds. Level 2 securities include U.S. government and municipal securities, corporate securities, and certificates of deposit. Third-party pricing services provide a fair value estimate based upon trades of similar financial instruments for these types of securities. At December 31, 2012, HIC did not have any securities classified as Level 3.

5. INCOME TAXES

Income taxes are accounted for using the asset and liability method in accordance with the provisions of (ASC) 740, *Income Taxes*. Under this method, deferred income taxes are determined based upon enacted tax rates applied to the differences between the financial statement and tax bases of assets and liabilities. HIC is included in the consolidated federal and certain consolidated state income and state franchise tax returns of HBI. HBI's consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. Under its tax-sharing agreement with HBI, HIC provides and remits income taxes to or receives an income tax benefit from HBI.

HBI and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states, city and foreign jurisdictions. Federal income tax audits have been completed through 2009. Various state and other jurisdictions remain open to examination for tax years 2006 and forward.

A summary of the provision for income taxes for the year ended December 31, 2012, is as follows:

Current	$ 9,468,426
Deferred	(353,325)
Total	$ 9,115,101

Income tax expense computed at the statutory rate of 35% differs from reported income tax expense due primarily to tax-exempt income. Federal and state income taxes paid, net of refunds, by HIC to/from the taxpaying entity during 2012 were $9,472,362. A reconcilement of provision (benefit) for income taxes for the year ended December 31, 2012, is as follows:

Provision for income taxes computed at the statutory rate	$ 9,203,042
Increases (decreases):	
Tax-exempt income	(184,088)
State taxes, net	67,066
Other — net	29,081
Provision for income taxes	$ 9,115,101

The significant components of deferred tax assets and liabilities at December 31, 2012, are as follows:

Deferred tax assets:	
Pension and other employee benefits	$ 2,684,525
Accrued expenses	182,334
State net operating loss carryforward	150,994
State income taxes	87,240
Premises and equipment	20,413
Other	1,807
Total deferred tax assets	3,127,313
Deferred tax liabilities:	
Other	24,251
Total deferred tax liabilities	24,251
Net deferred tax assets	$ 3,103,062

In prior periods, HIC established a full valuation allowance against state deferred tax assets and state net operating loss carryforwards based on the uncertainty of forecasted state taxable income expected in applicable jurisdictions in order to utilize the state deferred tax asset and net operating loss carryforwards. Based on current analysis of both positive and negative evidence and projected forecasted state taxable income, the Company believes that it is more likely than not that a portion of the state deferred tax asset and state net operating loss carryforwards will be realized. Accordingly, a valuation allowance of $186,318 has decreased for the portion of the deferred tax asset and state net

operating loss carryforwards the Company expects to realize. This was comprised of deferred state tax assets of $35,324 and state net operating loss carryforwards of $150,994. A valuation allowance of $17 remains for certain state deferred tax assets that are not expected to be realized within the carryforward periods. The net operating loss carryforward of $150,994 will begin expiring in 2027.

The Company accounts for uncertainties in income taxes in accordance with ASC 740, Income Taxes. As of December 31, 2012, there were no unrecognized tax benefits. HIC does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

The Company recognizes interest and penalties on income tax assessments or income tax refunds in the financial statements as a component of its provision for income taxes. There were no amounts recognized for interest and penalties for the year ended December 31, 2012, and no amounts accrued at December 31, 2012.

6. SHARE-BASED COMPENSATION

Certain employees of HIC participate in share-based compensation plans of HBI. The HBI plans provide for the granting of stock options and other awards to officers, directors, and other employees. Stock options are granted at the market price on the date of the grant. Options vest ratably over three years or when other conditions are met. Options granted prior to May 2004 have a maximum term of 10 years. All options granted beginning in May 2004 have a maximum term of 7 years. Restricted stock units are issued at no cost to the recipient and can be settled only in shares at the end of the vesting period, subject to certain service restrictions.

In 2012, HIC recorded $451,922 of share-based compensation expense and related tax benefit of $158,173 for awards in the HBI plans earned by HIC employees. The fair value of awards granted to HIC employees in 2012 totaled $490,871. As of December 31, 2012, the total unrecognized compensation cost related to nonvested awards was $707,854. Share-based compensation is recorded as a capital contribution from HBI.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

HIC clears securities transactions through NFS on a fully disclosed basis. HIC's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to HIC. HIC does not anticipate nonperformance by customers in the above situations. HIC, through NFS, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. HIC's policy is to monitor its market exposure and counterparty risk. In addition, HIC has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

HIC is also engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, HIC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is HIC's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

8. RELATED-PARTY TRANSACTIONS

HBI and related entities provide certain operational and administrative support, which includes occupancy and equipment, to HIC. HIC was charged $6,740,545 for these services during 2012.

Payable to affiliate of $3,529,322 as of December 31, 2012, consists of allocated taxes, as well as billings for payroll, operational, and administrative support.

Eligible employees of HIC participate in the employee benefit programs of HBI. HIC was charged $5,317,758 for these benefits during 2012. At December 31, 2012, $3,227,566 was included in accrued personnel expenses related to the amount by which HIC's allocated pension expense exceeded its portion of funding contributions.

HIC earned $1,225,633 in fees from proprietary mutual funds sponsored by HNB and $6,665,528 in fees related to the sale and ongoing administration of HNB asset-managed accounts for the year ended December 31, 2012.

9. NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, HIC is required to maintain minimum net capital as defined under such rule. At December 31, 2012 HIC had regulatory net capital of $29,602,253, or an excess of $27,957,696 over required net capital of $1,644,557. In addition, aggregate indebtedness, as defined, cannot exceed a ratio of 15 to 1, or 1,500%, of net capital. At December 31, 2012 the ratio of aggregate indebtedness to net capital was 83%.

HIC is exempt from the provisions of Securities Exchange Act Rule 15c3-3, pursuant to paragraph (k)(2)(ii).

10. CONTINGENCIES

Litigation — The Company is involved at times in various litigation and claims arising out of the normal course of its business. Management believes that the final outcome of these matters will not materially affect the future results of operations or financial position of the Company.

11. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 27, 2013, which is the issuance date of the financial statements, and made the determination that no events occurred subsequent to December 31, 2012, that would require disclosure in or would be required to be recognized in the financial statements.

* * * * * *